EXHIBIT 99.1

GENTERRA CAPITAL INC.

PRESS RELEASE

Reports first quarter financial results for
Consolidated Mercantile Incorporated

Toronto, May 14, 2010 – Genterra Capital Inc. (TSXV: “GIC”) announced today the first quarter financial results for Consolidated Mercantile Incorporated (TSX: “CMC”; OTC: “CSLMF.PK”), one of its pre-amalgamation predecessor corporations.

Net loss for the three months ended March 31, 2010 was $59,597 compared to $29,448 in the comparable 2009 period.  Loss per share for the period was $0.01 compared to $0.01 in the comparable 2009 period.

As previously announced, effective May 10, 2010, Consolidated Mercantile Incorporated and Genterra Inc. amalgamated to form Genterra Capital Inc.  The common shares of Consolidated Mercantile Incorporated were delisted from The Toronto Stock Exchange at the close of business on May 13, 2010 and the common shares of Genterra Capital Inc. commenced trading under the stock symbol “GIC” at the commencement of trading on the TSX Venture Exchange on May 14, 2010.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.